[redacted]

SECURITI ...)N

15025239

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 2 3 2015

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SEC FILE NUMBER
8- 69101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lake Street Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 South Sixth Street, Suite 2050
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Martinuzzi — (612) 326-1315
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Till Virchow Krause, LLC
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/15

OATH OR AFFIRMATION

I, Eric Martinuzzi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lake Street Capital Markets, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY A TAGTMEIER
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/20

Signature

Chief Operating Officer / Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAKE STREET CAPITAL MARKETS, LLC

Audited Financial Statements

As of and for the Year Ended December 31, 2014

Table of Contents

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Governors
Lake Street Capital Markets, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Lake Street Capital Markets, LLC as of December 31, 2014, and the related statements of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Lake Street Capital Markets, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lake Street Capital Markets, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained on page 10 has been subjected to audit procedures performed in conjunction with the audit of Lake Street Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Lake Street Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 26, 2015

Lake Street Capital Markets, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2014

ASSETS		
Cash	$	1,114,785
Deposit with clearing broker and others		100,000
Lease deposits		10,018
Contributions receivable		182,000
Receivables from clearing broker		127,599
Receivables from customers		504,548
Prepaid expenses		65,012
Investments in securities, at fair value (cost $185,822)		173,665
Furniture and equipment, at cost, net of accumulated depreciation of $40,728		87,986
TOTAL ASSETS	$	2,365,613
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	987,752
Accrued expenses		39,514
TOTAL LIABILITIES		1,027,266
Member's equity		1,338,347
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,365,613

See accompanying notes to financial statements.

Lake Street Capital Markets, LLC
STATEMENT OF OPERATIONS
For Year Ended December 31, 2014

REVENUES		
Trading commissions	$	1,561,450
Investment banking		1,784,678
Investment advisory fees		1,132,034
Research fees		237,223
Trading gains		9,001
TOTAL REVENUES		4,724,386
EXPENSES		
Employee compensation and benefits		3,313,450
Communications and data services		315,277
Travel		222,643
Clearing and trade execution		145,720
Occupancy		118,855
Professional services		109,300
General and administrative		71,400
Other expenses		68,327
TOTAL EXPENSES		4,364,972
OPERATING INCOME (EXPENSE)		359,414
OTHER EXPENSE		
Net unrealized loss on investments in securities		(16,003)
TOTAL OTHER EXPENSE		(16,003)
NET INCOME	$	343,411

See accompanying notes to financial statements.

Lake Street Capital Markets, LLC
STATEMENT OF MEMBER'S EQUITY
For Year Ended December 31, 2014

Member's equity at December 31, 2013	$	722,936
Capital contributions		272,000
Net income		343,411
Member's equity at December 31, 2014	$	1,338,347

See accompanying notes to financial statements.

Lake Street Capital Markets, LLC
STATEMENT OF CASH FLOWS
For Year Ended December 31, 2014

OPERATING ACTIVITIES		
Net Income	$	343,411
Adjustment to reconcile net income to net cash provided by operating activities		
Depreciation		21,678
Securities received as investment banking revenue		(159,266)
Net unrealized loss on investments in securities		16,003
Change in operating assets and liabilities		
Receivables from clearing broker		22,321
Receivables from customers		(500,048)
Prepaid expenses		468
Lease deposits		(1,999)
Accounts payable		369,499
Accrued expenses		23,493
NET CASH PROVIDED BY OPERATING ACTIVITIES		135,560
INVESTING ACTIVITIES		
Purchase of furniture and equipment		(16,387)
NET CASH USED BY INVESTING ACTIVITIES		(16,387)
FINANCING ACTIVITIES		
Member contributions		90,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		90,000
NET CHANGE IN CASH		209,173
CASH, BEGINNING OF YEAR		905,612
CASH, END OF YEAR		1,114,785
Cash paid for interest	$	1,435
Noncash investing and financing activities:		
Contribution receivable for member contribution	$	182,000

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Lake Street Capital Markets, LLC (the Company) is a wholly-owned subsidiary of Lake Street Holdings, LLC (the Member). The Company, organized as a limited liability company under the Minnesota Limited Liability Company Act, is an introducing broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority (FINRA) and commenced operations on November 30, 2012. The Company provides investment banking and securities brokerage services to institutional and corporate clients. The Member experiences limited liability to the extent of its capital balance.

(2) Significant Accounting Policies

A summary of the Company's significant accounting policies follows:

Cash – The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Receivable from clearing broker and receivables from customers – Receivable from clearing broker and receivables from customers (accounts receivable) are obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent. The Company's accounts receivable are generally unsecured. No allowance for doubtful accounts was considered necessary as of December 31, 2014. If accounts receivable are determined uncollectible, they are charged to expense in the year that determination is made. Management reviews all accounts receivable balances and determines the appropriate course of action on a delinquent account.

Revenue recognition – The Company earns revenue through trading commissions, investment banking fees, investment advisory fees, and research fees charged to clients.

Trading commissions: The Company buys and sells securities for its customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis. Commissions are recorded on a trade-date basis as securities transactions occur.

Investment banking: Investment banking fees include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent.

Retainer fees: Some investment banking clients pay non-refundable retainer fees upon engaging the Company. Retainer fees are considered earned when billed.

Offering fees: Offering fees include management fees and selling concessions, and are owed to the Company on completion of a transaction. Offering fees are recognized when the transaction is completed and the income is reasonably determinable.

Investment advisory fees: The Company bills and recognizes revenues for investment advisory services periodically as the services are performed as provided for under the terms of its agreement with the client.

Research fees: In lieu of, or in addition to trading commissions, certain institutional clients pay fees to the Company for access to the Company's equity research. Certain clients request that the Company invoice for these fees, and the Company recognizes the fees when the invoice is issued. Other clients pay research fees to the Company without an invoice, and such fees are recorded upon receipt from the client.

Depreciation and amortization – Depreciation and amortization are computed by the straight-line methods over estimated useful lives of three to seven years. Maintenance, repairs, and minor renewal are expensed when incurred.

Income taxes – The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

Generally, Federal, State and Local authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2014.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company will record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Off-balance sheet risk

The Company clears all transactions for its customers on a fully disclosed basis with Wedbush Securities, Inc., who carries all the customer accounts and maintains the related records. The Company is liable to Wedbush for the transactions of its customers. These activities may expose the Company to off-balance sheet risk in the event other parties are unable or refuse to fulfill their contractual obligations. Commissions and other receivables are unsecured. No allowance for uncollectible accounts was considered necessary as of December 31, 2014.

(4) **Fair Value Measurement**

Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on managements own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014.

	Level 1	Level 2	Level 3	Total
Securities owned:				
Equity	107,915	-	-	107,915
Warrants	-	-	65,750	65,750
	107,915	-	65,750	173,665

The following table is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2014.

	Beginning Balance	Assets Received as Investment Banking Fees	Unrealized Gains	Ending Balance
Assets:				
Warrants	30,402	34,268	1,080	65,750

(5) Furniture and Equipment

Furniture and equipment consisted of the following as of December 31, 2014:

Computers and equipment	$ 62,594
Furniture and fixtures	66,120
Total cost	128,714
Accumulated depreciation	40,728
Furniture and equipment, net	$ 87,986

Depreciation expense charged to operations for the year ended December 31, 2014 was $21,678.

(6) Leases and Other Contractual Commitments

The Company leases its office facilities and certain equipment under operating leases. The lease for its Minneapolis office expires on September 30, 2016 and provides for base annual payments ranging from $70,333 to $80,000 over the term of the lease. The lease for its Boston, MA office expires on May 31, 2015 and provides for base annual payments of $12,000 over the term of the lease.

The Company has entered into various contracts related to the license of its securities trading system and other data services which require it to pay license costs over periods ranging from one to three years.

The future minimum payments required under the leases and other contracts are as follows:

2015	$ 353,606
2016	105,080
	$ 458,686

Total expense under these contracts was $387,386 for the year ended December 31, 2014.

(7) Concentrations

The Company recognized revenues and accounts receivable of greater than 10% of the total from the following customers:

	For Year Ending December 31, 2014
Percentage of Total Revenues	
Customer A	10.0%
Percentage of Accounts Receivable	
Customer A	75.1%

(8) Net capital requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. At December 31, 2014, the Company had net capital of $909,120 which was $809,120 in excess of its required net capital of $100,000. The Company's aggregated indebtedness ratio was 1.12 to 1 as of December 31, 2014.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2014 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(ii) exemption.

(9) Member's equity

On December 31, 2014, the Company authorized an equity contribution from the Member for $182,000. The funding was received by the Company on January 12, 2015.

(10) Subsequent events

The Company has evaluated subsequent events occurring through February 26, 2014, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

Lake Street Capital Markets, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

COMPUTATION OF NET CAPITAL

Total member's equity	$ 1,338,347
Deductions and/or charges:	
Non-allowable assets:	
Contributions receivable	182,000
Non-marketable securities	65,750
Prepaid expenses and deposits	75,030
Property and equipment, net	87,986
Non-allowable assets	410,766
Net capital before haircuts on securities positions	927,581
Haircuts on securities positions	18,461
Net capital	$ 909,120

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 1,027,266
Liabilities not subject to aggregate indebtedness	12,904
	$ 1,014,362

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 100,000
Excess net capital	$ 809,120
net capital in excess of 120% of minimum net capital requirement	$ 789,120
Ratio: Aggregate indebtedness to net capital	1.12:1

LAKE STREET CAPITAL MARKETS, LLC
Minneapolis, Minnesota

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

For the Period June 1, 2014 through December 31, 2014

LAKE STREET CAPITAL MARKETS, LLC

TABLE OF CONTENTS

LAKE STREET CAPITAL MARKETS, LLC

Minneapolis, Minnesota

Agreed Upon Procedures

Including Form SIPC-7

As of and for the Year Ended December 31, 2014

LAKE STREET CAPITAL MARKETS, LLC

Table of Contents

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Governors
Lake Street Capital Markets, LLC
Minneapolis, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lake Street Capital Markets, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which Lake Street Capital Markets, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Lake Street Capital Markets, LLC stated that Lake Street Capital Markets, LLC met the identified exemption provisions throughout the period June 1 to December 31, 2014 without exception. Lake Street Capital Markets, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lake Street Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 26, 2015

an independent member of
BAKER TILLY
INTERNATIONAL

An Affirmative Action Equal Opportunity Employer

LAKE STREET

February 26, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

To Whom it May Concern:

Lake Street Capital Markets claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(ii) for the period from June 1, 2014 through December 31, 2014 because we do not hold customer fund or safekeep securities. Paragraph (k)(2(i) states: "The provisions of this section shall not be applicable to a broker or dealer: (ii) who, as an introducing broker or dealer, clears all transaction with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all the account of such customers and maintains and preserves such books and records pertaining there to pursuant to the requirements of §240.17a-3 and §240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer." Lake Street Capital Markets, LLC has met the identified exemption provisions above throughout this period without exception.

Kindest regards,

Thomas Cullum, CEO
Lake Street Capital Markets, LLC

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Governors
Lake Street Capital Markets, LLC
Minnesota, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Lake Street Capital Markets, LLC (the "Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences.

2. Compared the amounts reflected in the audited Form X-17A-5 for the year ended December 31, 2014 with amounts reported in the Form SIPC-7 for the year ended December 31, 2014 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties, and is not intended to be and should not be used by anyone other than the specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 26, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*********2640********************MIXED AADC 220
069101 FINRA DEC
LAKE STREET CAPITAL MARKETS LLC
225 SOUTH SIXTHE STREET STE 2050
MINNEAPOLIS MN 55402

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Joseph Skar 612-326-1312

2. A. General Assessment (item 2e from page 2) $ 11,729

B. Less payment made with SIPC-6 filed (exclude interest) (4,574)
8/14/2014
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 7155

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,155

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lake Street Capital Markets, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller, VP
(Title)

Dated the 2nd day of February, 20 05.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Lake Street Capital Markets, LLC

Minneapolis, Minnesota

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended December 31, 2014

RECEIVED
MAR 2 3 2015
194
SECTION

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,708,382
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	73,980
(7) Net loss from securities in investment accounts.	16,002
Total additions	89,982
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	60,668
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	45,984
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	106,653
2d. SIPC Net Operating Revenues	$ 4,691,711
2e. General Assessment @ .0025	$ 11,729 (to page 1, line 2.A.)